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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Synergy Brands, Inc.

(Name of Issuer)

Common Stock, $.001 per share

(Title of Class of Securities)

87159E303

(Cusip Number)

Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87159E303

1.	Name of Reporting Person: Lloyd I. Miller, III		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF-OO**

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 300,182***

		8.	Shared Voting Power: 478,333***

		9.	Sole Dispositive Power: 300,182***

		10.	Shared Dispositive Power: 478,333***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 778,515***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.7%

14.	Type of Reporting Person (See Instructions): IN-OO**

**See response to Item 3 in the original Schedule 13D.

***See response to Item 5, herein.

2

AMENDMENT NO. 13 TO THE ORIGINAL REPORT ON SCHEDULE 13D

     Introduction

     This constitutes Amendment No. 13 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller”), dated September 26, 2001, as previously amended, (the “Statement”), relating to the Common Stock, par value $0.001 (the “Shares”) of Synergy Brands, Inc. (the “Company”). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

     Item 4. Purpose of the Transaction

(i)	The first sentence of Item 4. of the Statement is hereby amended and restated as follows:

     “Miller considers his beneficial ownership reported herein of the 778,515 Shares as an investment in the ordinary course of business.”

(ii)	The following is added to the end of Item 4. of the Statement:

     “The purpose of this Amendment is to report that since the filing of Amendment No. 12 to the Statement, dated April 8, 2003, Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller.”

     Item 5. Interest in Securities of the Issuer

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

     "(a) Miller is deemed to beneficially own 778,515 Shares (which is 50.7% of the outstanding Shares, based on (i) 1,479,059 outstanding Shares pursuant to the Company’s Form 10-QSB filed on May 14, 2003 and (ii) 56,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 401,881 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 95,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 159,282 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 5,000 Shares); 40,500 of such beneficially owned Shares are owned of record by Dail Miller (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3.”

          Item 5(c) is hereby amended and restated in its entirety as follows:

     (c)  The table below details the purchases of Shares effected by Miller since the filing of Amendment No. 12.

TRUST A-4

Date of Transaction	Number of Shares Purchased	Price Per Share

May 8, 2003	6,400	$2.42
May 9, 2003	1,000	$2.42
May 19, 2002	100	$2.42

TRUST A-4

Date of Transaction	Number of Shares Purchased	Price Per Share

May 23, 2003	2,200	$2.42
May 27, 2003	13,310	$2.43
May 28, 2003	9,200	$2.51

Milfam II

Date of Transaction	Number of Shares Purchased	Price Per Share

May 14, 2003	4,700	$2.50

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2003
/s/Lloyd I. Miller, III

Lloyd I. Miller, III